TANGO THERAPEUTICS, INC.

100 Binney St, Suite 700

Cambridge, MA 02142

VIA EDGAR

September 27, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tim Buchmiller

Re:	Tango Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

Filed September 10, 2021

File No. 333-259448

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tango Therapeutics, Inc. hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 29, 2021, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling William Collins at (617) 570-1447. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: William Collins, by email to WCollins@goodwinlaw.com or by facsimile to (617) 321-4422.

If you have any questions regarding this request, please contact William Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely,

TANGO THERAPEUTICS, INC.

/s/ Barbara Weber
Barbara Weber
President and Chief Executive Officer

cc:	Daniella Beckman, Tango Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP